

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2021

Jason Aiken
Chief Financial Officer
General Dynamics Corporation
11011 Sunset Hills Road
Reston, Virginia 20190

> **Re: General Dynamics Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed February 9, 2021**
> **File No. 001-03671**

Dear Mr. Aiken:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

1.   There have been significant developments in federal and state legislation and regulation and international accords regarding climate change. We note that you have not discussed the impact of pending or existing climate change-related legislation, regulations, and international accords in your SEC filing. Please revise your disclosure to identify material existing climate change-related legislation, regulations, and international accords and any material effect on your business, financial condition, and results of operations.

2.   We note that you refer to several climate-related projects in your CSR report. Please revise your disclosure to identify any material past and/or future capital expenditures for climate-related projects. If material, please quantify these expenditures.

3.   To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:
   •   decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;

- increased demand for goods that result in lower emissions than competing products;
- increased competition to develop innovative new products that result in lower emissions; and
- any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.

4. If material, discuss the significant physical effects of climate change on your operations and results. This disclosure may include the following:
    - severity of weather, such as floods, hurricanes, sea levels, extreme fires, and water availability and quality;
    - quantification of material weather-related damages to your property or operations;
    - potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers; and
    - any weather-related impacts on the cost or availability of insurance.

5. Disclose the material effects of transition risks related to climate change that may affect your business, financial condition, and results of operations, such as policy and regulatory changes that could impose operational and compliance burdens, market trends that may alter business opportunities, credit risks, or technological changes

6. Disclose any material litigation risks related to climate change and the potential impact to the company.

7. If material, provide disclosure about your purchase or sale of carbon credits or offsets and any material effects on your business, financial condition, and results of operations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Wei Lu, Staff Accountant at (202) 551-3725 or Ethan Horowitz, Accounting Branch Chief at (202) 551-3311, if you have questions regarding the comments.

Sincerely,

Division of Corporation Finance
Office of Manufacturing